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                                     [LOGO]
                                 BILLSERV, INC. (TM)
                          ELECTRONIC BILLING SOLUTIONS

[date]                                                            Exhibit (d)(3)

On behalf of Billserv, Inc., operating under the 1999 Employee Comprehensive Stock Plan (the "Plan"), you (the "Employee") have been awarded a nonqualified option to purchase shares of common stock of Billserv, Inc. (the "Shares"). The option to acquire the Shares is awarded and granted upon the following terms and conditions, as well as those terms, conditions and limitations as set forth in the Plan.

1.    The exercise price for each share of common stock is $ .

2. For so long as you are employed by Billserv, Inc. or any of its subsidiaries, the right to exercise such option shall vest as follows:

      a) 33-1/3% on [date]
      b) 33-1/3% on [date] and
      c) 33-1/3% on [date].

3. The option granted under this Agreement shall be exercisable from time to time, as provided above, by the payment in cash or check to Billserv, Inc. of the exercise price of the shares, which the Employee elects to purchase. Billserv, Inc. shall not be required to transfer or deliver any certificate or certificates for shares of Billserv, Inc. common shares purchased upon exercise of the option granted under this Agreement until all then applicable requirements of law have been met.

4. Subject to the limitations imposed pursuant to the Plan (such as the three-month limitation on exercise following termination of participant's continuous status as an employee), the option and all rights granted by this Agreement, to the extent those rights have not been exercised, will terminate and become null and void on [date]. If the Employee dies, the person or persons to whom his/her vested rights under the option shall pass, whether by will or by the applicable laws of descent and distribution, may exercise such vested option to the extent the Employee was entitled to exercise the option on the date of death, at any time within a period of one (1) year after his/her death, but not after [date].

Notwithstanding the above, the Employee's rights to the non-vested and vested options which have not been exercised, and all rights granted by this Agreement, shall in all events terminate and become null and void if the Employee is employed either as an employee or consultant by any company, joint venture, partnership or individual which the Committee determines, in its sole discretion, is in competition with Billserv, Inc.

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Stock Option Award
[date]
Page 2 of 3


5. During the lifetime of the Employee, the option and all rights granted in this Agreement shall be exercisable only by the Employee, and, except as Paragraph 4 above otherwise provides, the option and all rights granted under this Agreement shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of such option or of such rights contrary to the provisions of this Agreement, or upon the levy of any attachment or similar process upon such option or such rights, such option and such rights shall immediately become null and void.

6. Notwithstanding the foregoing, upon the sale of substantially all of the assets of Billserv, Inc. or a change in control of forty percent (40%) of the outstanding voting shares of Billserv, Inc., all non-vested options shall immediately vest.

7.    In the event of any change in the common shares of Billserv, Inc.
subject to the option granted hereunder, through merger, consolidation, reorganization, recapitalization, stock split, stock dividend or other change in the corporate structure, without consideration, appropriate adjustment shall be made by Billserv, Inc. in the number or kind of shares subject to such option and the price per share. Upon the dissolution or liquidation of Billserv, Inc., the option granted under this Agreement shall terminate and become null and void, but the Employee shall have the right immediately prior to such dissolution or liquidation to exercise the option granted hereunder to the full extent not before exercised.

8. Neither the Employee nor his/her executor, administrator, heirs or legatees shall be or have any rights or privileges of a stockholder of Billserv, Inc. in respect of the shares transferable upon exercise of the option granted under this Agreement, unless and until certificates representing such shares shall have been endorsed, transferred and delivered and the transferee has caused his/her name to be entered as a stockholder of record on the books of Billserv, Inc.. Nothing contained in the Plan or this Agreement shall confer upon the Employee any right to continue in the employ of Billserv, Inc. or any of its subsidiaries or interfere in any way with the right of Billserv, Inc. or its subsidiaries (subject to the terms of any separate agreement to the contrary) to terminate the Employee's employment or to increase or decrease the employee's compensation at any time.

9. No partial exercise of such options may be for less than 100 full shares unless the remaining shares that have become purchasable are less than 100 shares. In no event shall Billserv, Inc. be required to transfer fractional shares to the Employee.

10. Billserv, Inc. does not attempt to advise you on tax or other consequences arising from your acquisition of the Shares through the exercise of the option. However, attached you will find a copy of the Plan which explains the characteristics of stock options and certain tax matters with reference to nonqualified stock options. FOR SPECIFIC TAX CONSEQUENCES TO YOU, PLEASE CONSULT WITH YOUR TAX ADVISOR.

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Stock Option Award
[date]
Page 3 of 3


11. The terms and conditions of the Plan, unless expressly supplemented by this Agreement, shall continue unchanged and in full force and effect. To the extent that any terms or provisions of this Agreement are or may be deemed expressly inconsistent with any terms or conditions of the Plan, the terms of the Plan shall control.

12. The Employee hereby agrees to take whatever additional actions and execute whatever additional documents Billserv, Inc. may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Employee pursuant to the express provisions of this Agreement.

13. The rights of the Employee are subject to modification and termination in certain events as provided in this Agreement and the Plan.

14. This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of Nevada applicable to contracts made and to be wholly performed therein.

15. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. This Agreement and the Plan constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all previous written or oral negotiations, commitments, representations and agreements with respect thereto.